

OFFERING MEMORANDUM

facilitated by



# Fresh Start Market

## FORM C

## OFFERING MEMORANDUM

### Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

### (A) The Company

| | |
|---|---|
| Name of Company | Fresh Start Market |
| State of Organization | MA |
| Date of Formation | 09/24/2020 |
| Entity Type | Corporation |
| Street Address | 25 Hillcrest Rd, Wrentham MA, 02093 |
| Website Address | https://www.facebook.com/FreshStartMkt/ |

### (B) Directors and Officers of the Company

| Key Person | Bonnie Corso |
|---|---|
| Position with the Company | |
| Title | President |
| First Year | 2020 |
| Other business experience (last three years) | • **Operations Manager** (*Bay State Deli Provisions, April 2015 - Present*) — Manage daily business operations including managing the food warehouse including ordering and distribution, manage the office including administrative duties and ordering, managing company sales reps, and responsible for implementing and maintaining the company FSMA program. |

| Key Person | Mark Corso |
|---|---|
| Position with the Company | |
| Title | Vice President |
| First Year | 2020 |
| Other business experience (last three years) | • **Deli Manager** (*Harvest Market, October 2015 - October 2016*) — Manager of both the deli and seafood departments. Daily activities included managing all areas of the deli, cooking product for consumer consumption, managing crew, customer service.<br><br>• **Route Sales Driver** (*Atlantic Beverage, October 2016 - September 2018*) — Daily responsibilities included managing product inventory, sales, and delivery. |

## (C) Each Person Who Owns 20% or More of the Voting Power

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Bonnie Corso | 100% |
| Mark Corso | 50% |

## (D) The Company's Business and Business Plan

### The Team

#### Bonnie Corso, Founder/Owner

Bonnie has a vision. In her 35 years of working in and owning restaurants, supply chain management, warehousing and distribution, retail and marketing, and most recently operations, one finds that she is very versed and well-rounded key player in the food industry. As a highly motivated hands on entrepreneur, she has started and owned both her own restaurant and distribution company. She has spent the last 6 years building towards opening Fresh Start Market and bringing her dream to life. While working as a operations manager for a food distributor, she used her experience from owning her own distribution company, Corso Distributors, to provided her the skills and knowledge to succeed in her industry. As the founder of Corso Distributors, along with her husband, Mark, she met many food producers throughout New England and was able to get many of their products out from behind the farmer's market stall and into retail grocery stores. She has built personal relationships with the producers and is passionate about using their products for herself and her family. It has been her mission to bring all of these great New England products under one roof and opening a grocery store has been her target. As a former restaurant owner, she is able to create healthy nourishing foods from scratch and is able to cater to many food lifestyles such as vegetarian and keto to accommodate her customer's needs. Bonnie is a highly organized individual with a strong focus on the finance side of her business. She prides herself on her ability to make and maintain strong relationships.

#### Mark Corso, Managing Partner

Mark shares in the vision that is Fresh Start Market. Mark has over 35 years experience in food service distribution and retail sales. Mark spent over 30 years working in sales for a well-known provisions distributor often wearing many hats which allowed him to have hands on experience not only in sales, but warehousing and distribution. Mark, along with his wife Bonnie, owned and operated the restaurant in which they met, as well as being a partner in their distribution company Corso Distributors which allowed Mark to use his knowledge and skills to grow the company and acquire many grocery chain accounts. Mark is most recently a manager in a grocery store overseeing the deli, meat, and seafood departments as well as managing employees and daily routine activities. Mark has a strong background in retail sales, cooking, customer service, product acquisition, managing, and business ownership. As a grocery store manager, Mark was able to increase company percentages in his departments over 85% in expected sales. Mark has a great rapport with customers and vendors and is a valuable asset to the Fresh Start Market team.

### NOT YOUR TYPICAL HEALTH FOOD GROCERY STORE

Fresh Start Market is a unique niche concept to the local healthy food market. We specialize in products that are all 100% locally grown, raised, or produced throughout all of New England. Our market allows us to:

- supply our community with healthy and fresh local meats and seafood, produce, dairy, baked goods, prepared foods, fresh and frozen foods, and value-added products
- support local farms and artisan food producers who are unable to sell to Big Chain grocery stores
- provide a storefront for farms and market vendors to sell year round
- promote sustainable farming and agriculture
- put more back into our local communities

HOW WE ARE MAKING A DIFFERENCE

Fresh Start Market is an essential business impacting local economies, regional growers, and provides a year round sustainable market for New England producers. Our market fills a need in our community and offers:

- year round access to Farmer's Market vendors, which are traditionally only available in the summer months throughout many New England towns, by allowing them to expand their seasonal selling opportunities
- a retail outlet for health conscious artisan producers where they can send their customers to shop and expand their retail outreach
- opportunity for our customers to get to know where their food comes from
- a shopping experience that provides an impact on their local community

Fresh Start Market is a new concept to the local healthy food market. We specialize in food products that are all 100% locally grown, raised, or produced throughout all of New England and using all natural ingredients.

The shift towards locally produced healthy foods has increased dramatically in the last 10 years and many New England towns host weekly farmers' markets to meet this demand. The town of Franklin joins other country-wide marketplaces that offer consumers a limited outdoor, seasonal shopping experience to purchase locally raised, grown, and produced foods. Fresh Start Market as a grocery store, brings the farmer's market indoors and makes farm fresh foods available year round.

The Franklin location is ideal for Fresh Start as it is in a highly visible, high traffic plaza right on Route 140, a state road that runs through several New England towns throughout Massachusetts. We are deemed an "Essential" business during these "uncertain times".

Fresh Start Market offers a wide variety of products, including fresh, locally raised meats including beef, poultry, pork and seafood, locally grown produce, farm-raised dairy, fresh baked breads, and refreshing beverages. Value added products from each of the New England states include seasonings and sauces, jams and jellies, baking mixes, bakery items, beverages, snacks, cheese and other healthy small-batch artisan produced foods.

Our customers are individuals and families who either maintain a clean living lifestyle or are looking to add more healthy local foods into their diet.

Fresh Start Market was a concept-in-the-works grocery store designed back in 2014 ideally for the Franklin location, however, the cost per square footage was more than double and the space lacked air conditioning, refrigeration and kitchen.

In March of 2020, the newly discovered Corona virus changed the way we shop and buy food. It quickly became clear that we are facing a national food shortage. Food production in many markets ceased for weeks and we are expected to see a return of lack of fresh foods in the coming months as seasons change. Manufacturing shut down leaving many production facilities unable to fulfill the food industry demand. Every local grocery store continues to feel the loss.

Big Box Chains are not in a position to mass buy local products despite claiming they source locally. These stores work with a few very select local farms, and only if they're able to meet demand. Most small family-owned farms are unable to compete with factory farms. Big Box Chains are still unable to replenish inventory levels and are losing customers quickly to local farm stands. Customers are buying more local healthy products and they struggled to meet expectations. When Covid hit, they were unprepared and could only offer empty shelves to customers. No longer were people waiting in deli lines, self-serving at the bakery, or purchasing fresh meat. Customer interactions became non-existent and purchasing quickly changed to contactless interaction as packaged retail became the purchase of choice. Many consumers switched to home delivery and curbside pickup.

Small local farm stands, however, experienced just the opposite. Farm stands are sustainable and offer home delivery to its customers. When Big Box Chains failed to maintain inventory, farm stands were fully stocked with their own grown and raised items. Never did they experience a food shortage. Food distributors quickly switched to ensuring that its local Mom and Pop independent stores had the products they needed to get products out to customers. Most food distributors intentionally cut off food supplies to Big Box Chains and took great care of their local farm stands, small delis and butcher shops, and local corner grocery stores. Many saw sales increase a thousand fold!

Unlike Big Box Chains I have the personal relationships with the small local farmers. I've spent the last 6 years getting to know them and artisans personally, meeting and speaking with them at local farmers markets. When I reached out to let them know Fresh Start Market now has a permanent home, the response was overwhelming. Every farmer and artisan was excited and willing to help us open the market. We are able to work directly with small family farms and artisan producers to provide our community with fresh meats and produce year round.

We were fortunate to come into the location with most of the equipment necessary. We have also been fortunate to have the community help when we are needing specific items. We currently have over $150,000 in purchased equipment that is note free.

The capital I raise will allow me to complete the build out for the store and allow me to purchase the remaining necessary equipment, obtain our licensing, insurance and fees, utilities, inventory and payroll.

When we are close to opening, we will be giving interviews with local newspapers and radio to help promote the store.

For more information, please refer to the Page View included with this filing.

## (E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

## (F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF

THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

## (G) Target Offering Amount and Offering Deadline

| | |
|---|---|
| Target Offering Amount | $50,000 |
| Offering Deadline | February 3, 2021 |

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

## (H) Commitments that Exceed the Target Offering Amount

| | |
|---|---|
| Will the Company accept commitments that exceed the Target Offering Amount? | Yes |
| What is the maximum you will accept in this Offering? | $150,000 |
| If Yes, how will the Company deal with the oversubscriptions? | We will accept subscriptions on a first-come, first-served basis. |

## (I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

| Use | Amount (Minimum) | Amount (Maximum) |
|---|---|---|
| Space Buildout | $10,000 | $31,000 |
| Equipment | $5,000 | $30,000 |
| Operating Capital | $32,000 | $80,000 |
| Mainvest Compensation | $3,000 | $9,000 |
| TOTAL | $50,000 | $150,000 |

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

### To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

### TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

### Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

## (K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

### Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

## (L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

## (M) Terms of the Securities

### Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

### Summary of Terms

| | |
|---|---|
| Revenue Percentage[1] | 0.6 - 1.8%[2] |
| Payment Deadline | 2028-10-01 |
| Maximum Payment Multiple[3]<br>- Early Investors<br>- All Other Investors | 1.6 x<br>1.5 x |
| Sharing Start Date | The first day after disbursement that the company has revenues greater than one ($1) dollar |
| First Payment Date | The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date |
| Seniority | Subordinated |
| Securitization | Unsecured |
| Accrual Rate | 0.38% |

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.6% and a maximum rate of 1.8% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

| Amount Raised | Revenue Sharing Percentage |
|---|---|
| $50,000 | 0.6% |
| $75,000 | 0.9% |
| $100,000 | 1.2% |
| $125,000 | 1.5% |
| $150,000 | 1.8% |

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.5x cap.

### Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

## Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

## No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

## Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

## Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

## Other Classes of Securities

| Name of Security | Common Stock |
|---|---|
| Number of Shares Outstanding | 100 |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | These Securities have voting rights |
| How these securities differ from the revenue sharing notes being offered to investors | Common Stocks are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights. |

### Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

### The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Bonnie Corso | 100% |
| Mark Corso | 50% |

### How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

### How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

### (N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

### (O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

### (P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

### (Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

### (R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

### (S) The Company's Financial Condition

No operating history

Fresh Start Market was established in July, 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Fresh Start Market's fundraising. However, Fresh Start Market may require additional funds from alternate sources at a later date.

Forecasted milestones

Fresh Start Market forecasts the following milestones:

- Secured lease in Franklin, MA in July, 2020. Completed.

- Hire for the following positions by November, 2020: Manager, Cashier, Cashier

- Achieve [$X] revenue per year by 2021.

- Achieve [$Y] profit per year by 2023.

Financial liquidity

Fresh Start Market has a moderate liquidity position due to its medium cash reserves as compared to debt and other liabilities. Fresh Start Market expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

### (T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

#### Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

|  | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $1,700,000 | $1,870,000 | $2,057,000 | $2,262,700 | $2,375,835 |
| Cost of Goods Sold | $1,139,000 | $1,252,900 | $1,378,190 | $1,516,009 | $1,591,809 |
| Gross Profit | $561,000 | $617,100 | $678,810 | $746,691 | $784,026 |
| EXPENSES |  |  |  |  |  |
| Rent | $10,000 | $10,250 | $10,506 | $10,768 | $11,037 |
| Utilities | $36,000 | $36,900 | $37,822 | $38,767 | $39,736 |
| Salaries | $124,800 | $137,280 | $151,008 | $166,108 | $174,413 |
| Insurance | $15,000 | $18,450 | $18,911 | $19,383 | $19,867 |
| Repairs & Maintenance | $6,000 | $6,150 | $6,303 | $6,460 | $6,621 |
| Office / Admin | $2,000 | $6,150 | $6,303 | $6,460 | $6,621 |
| Advertising | $6,000 | $0 | $0 | $0 | $0 |
| Manager Salary | $51,960 | $53,259 | $54,590 | $55,954 | $57,352 |
| Operating Profit | $309,240 | $348,661 | $393,367 | $442,791 | $468,379 |

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BEEN REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

## (U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

### Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

## (V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

## (W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

## (X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

## (Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON WITHIN FORTY EIGHT (48) HOURS OF THEIR INITIAL INVESTMENT COMMITMENT. IF AN INVESTORS DOES NOT CANCEL THEIR INVESTMENT WITHIN 48 HOURS OF THEIR INVESTMENT COMMITMENT, THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT WITHIN 48 HOURS AND NO MATERIAL CHANGE OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

### Additional Information Included in the Form C

|  | Most recent fiscal year-end (tax returns) | Prior fiscal year-end (tax returns) |
| --- | --- | --- |
| Total Assets | $0 | $0 |
| Cash & Cash Equivalents | $0 | $0 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $0 | $0 |
| Long-term Debt | $0 | $0 |
| Revenues/Sales | $0 | $0 |
| Cost of Goods Sold | $0 | $0 |
| Taxes Paid | $0 | $0 |
| Net Income | $0 | $0 |

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V